VirZoom, Inc.

A Delaware Corporation

Financial Statements (unaudited) and
Independent Accountants' Review Report

December 31, 2019 and 2018

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT



To the Board of Directors and Management of
VirZoom, Inc.
Cambridge, Massachusetts

We have reviewed the accompanying financial statements of VirZoom, Inc. ("the Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has incurred substantial losses since inception and is not cashflow positive. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 10. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

July 8, 2020

Members of:

WSCPA

AICPA

802 N Washington

PO Box 2163

Spokane, Washington

99210-2163

P 509-624-9223

mail@fruci.com

www.fruci.com

VirZoom, Inc.
Balance Sheets
(unaudited)

ASSETS

	December 31, 2019	December 31, 2018
Current assets:		
Cash	49,586	7,977
Receivables, net	37,602	10,855
Inventory	57,719	124,923
Prepaid items	6,141	32,948
Total current assets	151,048	176,703
Property, plant, and equipment (net)	-	-
Other assets		
Deposits	32,874	32,874
Total other assets	32,874	32,874
Total Assets	$ 183,922	$ 209,577

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$ 283,551	$ 282,488
Accrued executive compensation	523,157	333,968
Accrued interest - convertible debt	2,858	654,310
Accrued interest - short-term notes	247,001	126,999
Deferred revenue	19,525	-
Short-term notes payable	305,000	305,000
Convertible notes payable	282,000	7,504,250
Total current liabilities	1,663,092	9,207,015
SAFE agreements	281,745	-
Total liabilities	1,944,837	9,207,015
Commitments & contingencies	-	-
Stockholders' equity:		
Common stock, $.0001 par value; 62,686,208 shares authorized,		
7,404,009 and 7,404,009 shares issued and outstanding, respectively	740	740
Additional paid-in capital - common stock	1,461,612	1,294,751
Preferred stock, $.0001 par value; 53,282,199 shares authorized,		
48,688,959 and 0 shares issued and outstanding, respectively	921	-
Additional paid-in capital - preferred stock	9,895,990	-
Accumulated deficit	(13,120,178)	(10,292,929)
Total stockholders' equity	(1,760,915)	(8,997,438)
Total liabilities & stockholders' equity	$ 183,922	$ 209,577

VirZoom, Inc.
Statements of Operations
(unaudited)

	Year ended December 31,	
	2019	2018
Revenue	219,279	278,234
Cost of goods sold	161,459	179,961
Gross income	57,820	98,273
Expenses:		
Payroll	1,297,570	1,541,331
Advertising and promotion	162,379	61,582
Research and development	39,838	30,781
Consulting fees	140,394	127,190
Professional fees	72,543	21,790
Stock compensation	857,660	166,861
Rent & facility costs	72,077	65,571
Travel	8,593	24,354
General and administrative	97,157	97,512
Total operating expenses	2,748,211	2,136,972
Net loss from operations	(2,690,391)	(2,038,699)
Other income and (expense)		
Interest expense	(136,857)	(238,711)
Other income	-	14
Net loss before provision for income tax	(2,827,248)	(2,277,396)
Provision for income taxes	-	-
Net Loss	$ (2,827,248)	$ (2,277,396)
Loss per common share - Basic and fully diluted	$ (0.38)	$ (0.31)
Weighted average number of shares outstanding - Basic and fully diluted	7,404,009	7,404,009

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

VirZoom, Inc.
Statement of Stockholders' Equity
For the years ended December 31, 2019 and 2018
(unaudited)

| | Common Stock | | | Preferred Stock | | | | | | | | |
	Common Stock Shares	Amount	Additional Paid in Capital	Series Seed 1 Shares	Amount	Series Seed 2 Shares	Amount	Series Seed 3 Shares	Amount	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance - December 31, 2017	7,404,009	$ 740	1,127,890	-	$ -	-	$ -	-	$ -	$ -	$ (8,015,534)	$ (6,886,904)
Stock options			166,861							-		166,861
Net loss	-										(2,277,396)	(2,277,396)
Balance December 31, 2018	7,404,009	740	1,294,751	-	-	-	-	-	-	-	(10,292,930)	(8,997,439)
Conversion of notes payable and interest to Series Seed 1				32,201,341	609					6,086,424		6,087,033
Series Seed 1 warrants issued										690,800		690,800
Conversion of notes payable and interest to Series Seed 2						12,311,249	219			2,190,076		2,190,295
Purchase of Series Seed 3 Preferred Stock								4,176,369	93	928,690		928,783
Stock options			166,861									166,861
Net Loss											(2,827,248)	(2,827,248)
Balance - December 31, 2019	7,404,009	$ 740	$ 1,461,612	32,201,341	$ 609	12,311,249	$ 219	4,176,369	$ 93	$ 9,895,990	$ (13,120,178)	$ (1,760,915)

VirZoom, Inc.
Statements of Cash Flows
(unaudited)

		Year ended December 31,		
		2019		2018
Cash flows from operating activities:				
Net loss	$	(2,827,248)	$	(2,277,396)
Adjustments to reconcile net loss to net cash used				
by operating activities:				
Stock based compensation		857,660		166,861
Change in assets and liabilities				
Accounts receivable		(26,747)		35,818
Inventory		67,204		(68,406)
Prepaid items		26,807		111,036
Accounts payable and accrued expenses		1,063		(11,960)
Accrued executive compensation		189,189		178,182
Accrued interest - convertible notes		16,626		125,385
Accrued interest - short-term notes		120,002		99,386
Deferred revenue		19,525		(86,719)
Net cash used by operating activities		(1,555,919)		(1,727,813)
Cash flows from financing activities:				
Proceeds from issuance of Series Seed preferred stock		928,783		-
Proceeds from sale of short-term notes payable		-		80,000
Proceeds from sale of convertible notes payable		387,000		1,372,250
Proceeds from sale of SAFE agreements		281,745		1,372,250
Net cash provided by financing activities		1,597,528		1,452,250
Net increase (decrease) in cash		41,609		(275,563)
Cash at beginning of period		7,977		283,540
Cash at end of period	$	49,586	$	7,977
Supplemental cash flow information:				
Cash paid during the period for:				
Interest	$	-	$	-
Income taxes	$	-	$	-
Non-cash investing and financing activities:				
Conversion of convertible debt & interest to Series Seed 1 & 2 preferred shares	$	8,277,328	$	-

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

Note 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING

Organization

VirZoom, Inc. was incorporated in Delaware on February 13, 2015 and is headquartered in Cambridge, Massachusetts. The Company develops and sells virtual reality, multi-player games made for active motion control on a stationary bicycle. VirZoom has generated revenues by selling its products either directly online or via a number of partnerships which were launched in 2016.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are of a normal recurring nature.

Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no effect on prior year net income or shareholders' equity.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
The Company recognizes revenue under the guidance of ASC 606 when all of the following criteria have been met:

• Identification of the contract with a customer;
• Identification of the performance obligations in the contract;
• Determination of the transaction price;
• Allocation of the transaction price to the performance obligation in the contract; and
• Recognition of revenue when or as the Company satisfies the performance obligation.

Identification of the contract with a customer —The Company documents all terms of an arrangement in a written contract signed by the customer prior to recognizing revenue.

Identification of the performance obligations in the contract —The Company delivers all products prior to recognizing revenue. The Company typically requires a full deposit prior to order production. All deposits are classified as deferred revenue until all revenue recognition criteria are met.

Determination of the transaction price—Prior to recognizing revenue, a customer's fee is either fixed or determinable under the terms of the written contract. The customer's fee is negotiated at the outset of the arrangement and is not subject to refund or adjustment during the initial term of the arrangement.

VirZoom recognizes revenue for direct sales when the equipment is shipped to the end user. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded.

VirZoom recognizes revenue for VZ Arcade Platform on a monthly basis. For monthly VZ Arcade plans, revenue is recognized in the month that the transaction occurs. For annual subscription plans, 1/12 of the annual fee is recognized on a monthly basis and the balance with the balance remaining in deferred revenue.

VirZoom uses third-party processors such as Amazon, Ebay, Celery and Stripe to manage its payments from customers. These third-party provide periodic reports detailing the unit sales and the Company then books an accounts receivable for the proceeds owed by the third-parties. The Company's wholesale revenue is almost exclusively through Amazon and all shipments, invoices, and related payments are entered through the Amazon platform Vendor Central and the Company records accounts receivable for the proceeds owed by Amazon. The Company directly invoices and reconciles any commercial or wholesale revenue outside of the aforementioned scenarios.

Management considers the following factors when determining the collectability of specific customer accounts: customer creditworthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. Past due balances over 90 days and other higher risk amounts are reviewed individually for collectability. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. The Company recorded an allowance for doubtful accounts in the amount of $7,396 and $4,411 as of December 31, 2019 and 2018, respectively. The Company had

$34,461 and $12,139 in accounts receivable at December 31, 2019 and 2018, respectively.

The Company also had $3,141 and $3,126 as of December 31, 2019 and 2018, respectively, in employee receivables related to the use of a company credit card by management for personal expenses. The Company expects to collect on the balance within the upcoming year and determined no allowance for doubtful accounts was necessary.

Property, Plant and Equipment
VirZoom's property, plant and equipment consists of computer equipment and tenant improvements at its facilities in Cambridge Massachusetts. The computer equipment is depreciated over 3 years and the tenant improvements have been fully amortized over the life of the original facility lease, which was 2 years.

Shipping and Handling
The Company's shipping and handling costs are expensed as incurred and charged to cost of goods sold.

Inventory
VirZoom's inventory consists of units of stationary bikes that are retrofitted with the Company's proprietary technology. Inventories are stated at the lower of cost (average costs) or market (net realizable value). Inventory as of December 31, 2019 and 2018 consisted solely of finished products and manufacturing subcomponents located at the Company's warehouses in Massachusetts, China or Mexico under three SKUs:

> VZ-C – Units of consumer-grade stationary bikes, retrofitted with the Company's proprietary technology. Sales for this product ended prior to Q4 2018. The balance of bike inventory was $0 and $3,371 at December 31, 2019 and 2018, respectively.
> VZ-M – VirZOOM Module, an electronic board that install into existing commercial stationary bikes. Sales for this product ended prior to Q4 2019. The balance in module inventory was $0 and $1,108 at December 31, 2019 and 2018, respectively.
> VZ-S – VirZOOM Sensor, a Bluetooth product that straps onto the rank arm of any stationary bike, retrofitting them to become VirZOOM controllers. The balance in sensor inventory was $57,719 and $120,444 at December 31, 2019 and 2018, respectively.

Net Income (Loss) per Common Share
The Company calculates net income (loss) per share based on the authoritative guidance. Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares and dilutive common stock equivalents outstanding. During periods in

which the Company incurs losses, common stock equivalents, if any, are not considered, as their effect would be anti-dilutive. Total dilutive securities including the conversion of preferred shares, warrants, options and convertible debt to preferred shares could potentially bring the number of common shares to a total of approximately 63,662,644 and 52,505,184 as of December 31, 2019 and 2018, respectively. The amount as of December 31, 2019 would exceed the authorized shares by approximately 976,000 shares. Due to the fact that the majority of preferred shares, warrants, options and convertible debt is not expected to be exercised in the near future, there is no imminent requirement that the number of authorized capital stock be increased. At an appropriate time, the Company envisions seeking shareholder approval of an increase in the Company's authorized capitalization to some greater number of authorized shares.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The federal net operating loss carryforward for years 2018 and prior begin to expire in 2038, and net operating loss carryforward from 2019 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company has not yet filed its tax return for 2019, however, the following table outlines the estimated deferred tax assets of the Company at December 31:

	December 31, 2019	December 31, 2018
Deferred tax asset:		
Net operating loss carryforward	$ 2,755,237	$ 2,161,515
Total deferred tax asset	2,755,237	2,161,515
Valuation allowance	(2,755,237)	(2,161,515)
Deferrred tax asset, net	$ -	$ -

Cash and Cash Equivalents
The Company records all highly-liquid investments with a maturity of 90 days or less as cash equivalents.

Advertising Costs
The Company's advertising costs are expensed as incurred. During the years ended December 31, 2019 and 2018, the Company recognized $162,379 and $61,582 in advertising costs, respectively.

Stock-Based Compensation
The Company accounts for stock-based compensation in accordance with ASC Section 718 Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

For non-employee stock-based compensation, the Company has adopted ASU 2018-07, *Improvements to Nonemployee Share-Based Payment Accounting* which expands the scope of ASC 718 *Compensation – Stock Compensation*, to include share-based payment transactions for acquiring goods and services from nonemployees and requires stock-based compensation related to non-employees to be accounted for based on the fair value of the related stock or options or the fair value of the services on the grant date, whichever is more readily determinable in accordance with ASC Topic 718.

Fair Value of Financial Instruments
Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Recent Accounting Pronouncements
In June 2016, the FASB issued ASU 2016-13, *"Financial Instruments – Credit Losses (Topic 326)"* which introduces new guidance for the accounting for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments. For trade receivables, the Company will be required to use a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses which reflects losses that are probable. Credit losses relating to available-for-sale debt securities will also be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. The guidance is effective for fiscal years beginning after December 31, 2019, including interim periods within those years. Early application of the guidance is permitted for all entities for fiscal years beginning after December 15, 2018, including the interim periods within those fiscal years. Application of the amendments is through a cumulative-effect adjustment to retained earnings as of the effective date. The Company is currently in the process of evaluating the impact on the financial statements upon adoption of the guidance during the year ended December 31, 2020.

As the Company continues to grow and increase its operating and financial reporting capabilities, it will continually evaluate future standards for impact, applicability, and provide disclosure of any impact, as necessary.

NOTE 2 – PROPERTY, PLANT AND EQUIPTMENT (NET)

Equipment is recorded at cost was fully depreciated prior to January 1st, 2018. No investments greater than $2,500 in capital equipment have been made for the years 2018 and 2019. The Company has $4,994 and $9,866 in gross assets costs related to furniture and equipment and leasehold improvements, respectively, as of December 31, 2019 and 2018.

NOTE 3 – PREPAID ITEMS AND DEPOSITS

As of December 31, 2019, the Company's deposits account consists of $7,874 representing the first and last month's lease payments, and a $25,000 deposit with Square 1 Bank, which serves as collateral for its corporate credit card.

The Company's prepaid items consist of the following:

	December 31, 2019	December 31, 2018
Prepaid insurance	6,141	4,845
Prepaid inventory costs	-	28,103
	6,141	32,948

NOTE 4 – SHORT-TERM NOTES PAYABLE

During the year ended December 31, 2018, the Company issued short-term promissory notes with maturity dates 6-months from when the amounts were borrowed. Four of the six notes matured as of the end of the year with two note holders signing amendments to extend the maturity date for another six months while the other two notes were in default. These notes accrue interest at either the original rate of roughly 24% per annum or the default rate of roughly 48% per annum.

During the year ending December 31, 2018, the Company issued an additional four short-term promissory notes. These notes accrue interest at the rate of roughly 15% per annum. No short-term promissory notes were issued during the year ending December 31, 2019.

Accrued interest owing on short-term notes was $247,001 and $126,999 as of December 31, 2019 and 2018, respectively.

NOTE 5 – CONVERTIBLE NOTES PAYABLE

The Company continues to issue convertible debt notes to fund its operations to date, totaling $282,000 in new note principal issued during the year ended December 31, 2019. The 2019 Note Purchase Agreement, which authorized the issuance of up to $1,000,000 at an 8% interest rate and $16,000,000 Valuation Cap was funded with $282,000 as of December 31, 2019. Accrued interest owed on these notes was $2,858 as of December 31, 2019. The 2015 Note Purchase Agreements were converted into Series Seed 1 preferred stock during 2019. $5,500,000 in principal and $587,033 in accrued interest were converted into 32,201,341 Series Seed 1 preferred shares. The 2017 Note Purchase Agreements were converted into Series Seed 2 preferred stock during 2019. $2,109,250 in principal and $81,045 in accrued interest were converted into 12,311,249 Series Seed 2 preferred shares. No 2015 or 2017 Note Purchase Agreements remain unconverted as of December 31, 2019.

NOTE 6 – SAFE AGREEMENTS

During 2019, the Company authorized a SAFE Convertible Note through the Reg CF crowdfunding platform WeFunder which raised $281,745. The WeFunder SAFE Convertible note carries no interest and converts with at the lesser of a 20% discount or $8,000,000 valuation cap.

SAFE agreements are convertible into shares of SAFE preferred stock equal to the balance divided by conversion price. The number of SAFE preferred shares the agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: (1) the SAFE price, which is equal to the valuation cap divided by the Company's capitalization, or (2) the discount price, which is the price per share of the standard preferred stock sold in the equity financing multiplied by the discount rate.

At December 31, 2019, the SAFE agreements had not yet been converted as a qualifying financing had not yet occurred. No shares of SAFE preferred stock have been authorized or established as of December 31, 2019 but will be prior to the qualifying financing. The SAFE agreements are recorded as a liability.

NOTE 7 – STOCKHOLDERS' EQUITY

VirZoom closed its Series Seed financing round in March of 2019 at $0.22239 per share, creating three Series Seed Preferred Shares classes with the same rights and preferences:

- **Series Seed 1 (SS1)** converted $5,500,000 of principal and $587,033 in accrued interest from the 2015 NPA into 32,201,341 Preferred Shares. Additionally, 3,106,137 warrants were authorized at a $0.01 exercise price. $690,800 has been recognized as the Warrant Compensation cost.
- **Series Seed 2 (SS2)** converted $2,109,250 of principal and $81,045 in accrued interest from the 2017 NPA into 12,311,249 Preferred Shares.
- **Series Seed 3 (SS3)** new issuances raised $928,783 in new money for 4,176,369 in preferred shares. An additional 1,044,079 SS3 Warrants were issued with an exercise price of the SS3 share price at time of issuance.

The Company has 3,106,137 of Series Seed 1 and 1,044,079 of Series Seed 3 warrants outstanding as of December 31, 2019. No other warrants have been issued or are outstanding as of December 31, 2019. The warrants issued have no expiration date and have a weighted average exercise price of $0.20 at December 31, 2019.

The Company recognized stock compensation expense over the vesting periods in the amounts of $166,861 during each of the years ended December 31, 2019 and 2018, which was charged to paid-in capital. Remaining unrecognized stock compensation expense as of December 31, 2019 is $47,803. The Company has 871,670 options outstanding as of December 31, 2019 and 2018 that expire at varying amounts between 2025 and 2027 and had a weighted average exercise price of $0.83 as of December 31, 2019 and 2018. The weighted average remaining term of the options was 7.15 years and 8.15 years as of December 31, 2019 and 2018, respectively.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company leases office space at 56 JFK Street in Cambridge Massachusetts for $4,246 per month. The original lease has a term of 2 years from April 1, 2015 until March 31, 2017 and the Company exercised an option extend the lease for an additional 2-year term, commencing on April 1, 2017. The extension expired March 31st, 2019 and VirZOOM continues to lease the offices under month-to-month terms at a rate of $4,246 per month.

NOTE 9 – RELATED PARTY TRANSACTIONS

Both current members of the Company's board, Eric Janszen and Eric Malafeew, as well as former Board Member Sunil Tahiliani were investors in Notes that converted into SS1 and SS2 preferred shares. Eric Janszen has also voluntarily deferred a portion of his salary beginning in 2017 to be paid upon sufficient cashflows and shareholder approval. VirZoom has an employee receivable from Eric Malafeew in the amount of $3,141 and $3,126 at December 31, 2019 and 2018, respectively, related to a personal expense paid by the company. Eric Janszen and Eric Malefeew are employees of the company; Eric Janszen is Co-founder, President and Chief Executive Officer and Eric Malafeew is the Co-Founder and Chief Technology Officer. Sunil Tahiliani has never been and is not currently an employee of the Company and resigned his position in 2018 as required by his new employment. The below table summarizes the related party activity during the years ended December 31, 2019 and 2018:

	Balances as of:	
	Dec 31st, 2018	**Dec 31st, 2019**
Eric Janszen		
Convertible Debt	$660,000	$ -
Promissory Notes to Company	$50,000	$50,000
Deferred Compensation	$333,968	$523,157
Common Shares outstanding	*3,070,200*	*3,070,200*
Preferred Shares outstanding		*3,603,422*
Preferred Warrants issued (at $0.01)		*158,656*
Eric Malafeew		
Convertible Debt	$45,000	$ -
Employee Receivables	$3,126	$3,141
Common Shares outstanding	*2,949,800*	*2,949,800*
Preferred Shares outstanding		*263,664*
Preferred Warrants issued (at $0.01)		*25,307*
Sunil Tahiliiani *(Resigned position due to job conflict)*		
Convertible Debt	$25,000	$ -
Preferred Shares outstanding		*155,924*
Preferred Warrants issued (at $0.01)		*14,423*

NOTE 10 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $13.1 million and has a significant cash flow deficit which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through July 8, 2020, the date these financial statements were available to be issued. Subsequent to December 31, 2019, the Company raised an additional $345k for the 2019 NPA.

Also subsequent to December 31, 2019, holders of both sets of Short-Term Notes agreed to amend their notes, adjusting $205,000 of principal, $201,690 in accrued interest into the 2019 NPA Convertible Note. Subsequent to the aforementioned amendment, $100,000 in principal remains short-term debt, accruing interest at the federal minimum rate adjusted monthly at year end starting January 1, 2020.

Also subsequent to December 31, 2019, the Company has enabled compatibility with existing 3rd party hardware on the market and will cease production and sales of VZ Sensor after existing inventory levels are sold through. Revenues will be only recurring subscription access to the VirZOOM game platform on a monthly or annual basis.

NOTE 12 – RIGHTS AND PREFERENCES OF COMMON AND PREFERRED SECURITIES

The following are the rights and preferences of the Company's outstanding common and preferred stock:

COMMON STOCK
General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

Voting. The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

PREFERRED STOCK

Of the authorized Preferred Stock, (i) 32,201,341 shares have been designated Series Seed 1 Preferred Stock, 0.0001 par value per share ("**Series Seed 1 Preferred Stock**"), (ii) 12,311,249 shares have been designated Series Seed 2 Preferred Stock, 0.0001 par value per share ("**Series Seed 2 Preferred Stock**"), and (iii) 8,769,609 shares have been designated Series Seed 3 Preferred Stock, 0.0001 par value per share ("**Series Seed 3 Preferred Stock**"), each of such series with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. The term "Series Seed Preferred Stock," as used in this Amended and Restated Certificate of Incorporation, shall mean any or all of the Series Seed 1 Preferred Stock, the Series Seed 2 Preferred Stock and the Series Seed 3 Preferred Stock, as the context may permit or require. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article **Error! Reference source not found.** refer to sections and subsections of Part B of this Article **Error! Reference source not found.**.

<u>Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales</u>.

<u>Preferential Payments to Holders of Series Seed Preferred Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, or in the case of a Deemed Liquidation Event (as defined below), out of the consideration payable to stockholders in such Deemed Liquidation Event or the Available Proceeds (as defined below), on a pari passu basis, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to one and one half (1.5) times the Series Seed Original Issue Price (the "**Preference Rate**"), plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled to share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

<u>Voting</u>.

<u>General</u>. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.